UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2002


                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |_|       Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|      No  [X]

                                      INDEX




Second Quarter Report dated August 1, 2002                         Pages 3-24

Signature Page                                                     Page  25

                            KINROSS GOLD CORPORATION
                            ======= ==== ============
                       For the Period ended June 30, 2002

All results are expressed in United States dollars unless otherwise stated.

CAUTIONARY STATEMENT. This document includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation (the "Company"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Second Quarter Consolidated Results

Gold equivalent production of 204,148 ounces at total cash costs of $209 per ounce, combined with changes in working capital resulted in cash flow provided from operating activities of $11.1 million or $0.03 per share during the second quarter of 2002. This compares to gold equivalent production of 233,722 ounces at total cash costs of $191 per ounce that resulted in cash flow provided from operating activities of $13.4 million or $0.04 per share during the second quarter of 2001. The Company recorded a net loss of $4.3 million or $0.02 per share for the second quarter of 2002, compared to a net loss of $7.5 million or $0.03 per share in 2001.

First Half Consolidated Results

Gold equivalent production of 429,450 ounces at total cash costs of $202 per ounce, combined with changes in working capital resulted in cash flow provided from operating activities of $31.0 million or $0.09 per share during the first half of 2002. This compares to gold equivalent production of 473,074 ounces at total cash costs of $191 per ounce that resulted in cash flow provided from operating activities of $46.1 million or $0.15 per share during the first half of 2001, which included $21.1 million of proceeds from the restructuring of gold forward sales contracts. The Company recorded a net loss of $12.2 million or $0.05 per share for the first half of 2002, compared to a net loss of $11.0 million or $0.05 per share in 2001.

The 2001 second quarter and first half results, as well as the December 31, 2001 balance sheet have been restated to comply with the new Canadian GAAP treatment of unrealized foreign exchange gains (see Note 2 to the Consolidated Financial Statements for details of this restatement).

Revenues

Gold and Silver Sales

The Company's primary source of revenue is from the sale of its gold production. The Company sold 194,447 ounces of gold during the second quarter of 2002, compared with 236,811 ounces in 2001. Revenue from gold and silver sales was $59.2 million in the second quarter of 2002 compared with $70.7 million in 2001. Revenue from gold and silver sales in the second quarter of 2002 was lower than the revenue in 2001 due to lower gold production and sales. In the second quarter of 2002, the Company realized $303 per ounce of gold, compared with $297 in 2001. The average spot price for gold was $313 per ounce in the second quarter of 2002 compared with $268 in 2001.

The Company sold 426,120 ounces of gold during the first half of 2002, compared with 466,414 in 2001. Revenue from gold and silver sales was $128.0 million in the first half of 2002, compared with $134.8 million in 2001. Revenue from gold and silver sales in the first half of 2002 was lower than the revenue in 2001 due to lower gold production and sales. In the first half of 2002, the Company realized $299 per ounce of gold, compared with $287 in 2001. The average spot price for gold was $302 per ounce in the first half of 2002 compared with $266 in 2001.

                                                              Three months ended           Six months ended
                                                                   June 30,                    June 30,
                                                             2002           2001          2002          2001
                                                         ------------- --------------- ------------ -------------
Attributable gold equivalent production - ounces           204,148        233,722        429,450      473,074
Attributable gold production - ounces                      202,696        232,143        426,652      469,535
Gold sales - ounces (excluding equity accounted ounces)    194,447        236,811        426,120      466,414
Gold revenue (millions)                                  $    58.9     $     70.4    $     127.2   $    134.0
Average realized gold price per ounce                    $     303     $      297    $       299   $      287
Average spot gold price per ounce                        $     313     $      268    $       302   $      266


Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative periods. The resulting ratios are 66.42:1 in 2002 and 59.52:1 in 2001.

Interest and Other Income

Interest and other income was $6.5 million in the second quarter of 2002 and $7.7 million in the first half of 2002, compared with $2.9 million in the second quarter of 2001 and $5.4 million in the first half of 2001. Interest and other income in the second quarter of 2002 increased as the Company accrued its share of the undisputed portion of the Refugio arbitration award of $5.5 million. The Company expects to be paid this portion of the award during the third quarter. The contractor who designed and built the Refugio mine has disputed the balance of the award of approximately $12.0 million of which the Company's share is approximately $6.0 million. The Chilean Court of Appeals has heard arguments and a decision is expected before year end.

Mark-to-Market Gain (Loss) on Written Call Options

Premiums received at the inception of written call options are recorded as a liability at the time of issuance. Gains and losses on changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a loss of $0.6 million in the second quarter of 2002 and $1.6 million in the first half of 2002. This compares with a loss of $0.7 million in the second quarter of 2001 and a gain of $2.4 million in the first half of 2001.

Costs and Expenses

Operating Costs

Consolidated operating costs were $41.1 million in the second quarter of 2002 and $87.9 million in the first half of 2002, compared with $46.6 million in the second quarter of 2001 and $91.3 million in the first half of 2001. Total cash costs per ounce of gold equivalent produced were $209 in the second quarter of 2002 and $202 in the first half of 2002, compared with $191 in both the second quarter and first half of 2001. Total cash costs per ounce of gold equivalent in the first half of 2002, when compared to 2001, were lower at the Hoyle Pond and Kubaka mines and higher at the Fort Knox mine.

We have included cash costs per ounce data, a non GAAP measurement, in this quarterly report because we understand that certain investors use this data to determine the Company's ability to generate cash flow from operating activities. We believe that this information provides the reader with details on the ability of the operating mines to generate cash flow from operating activities. Operating costs for other attributable production include operating costs for the Denton-Rawhide, Andacollo, and Blanket mines. These mines are held by non-consolidated subsidiaries.

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Costs are derived from amounts included in the consolidated statement of operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs.

Reconciliation of Total Cash Costs per
Equivalent Ounce of Gold to Consolidated Financial Statements
(millions except production in ounces and per ounce amounts)

                                                              Three months ended                Six months ended
                                                                   June 30,                         June 30,
                                                             2002            2001             2002            2001
                                                        --------------- ---------------- --------------- ---------------
Operating costs per financial statements                $     41.1      $    46.6        $   87.9        $   91.3
Operating costs for attributable production                    3.5            2.0             7.5             4.1
Site restoration cost accruals                               (0.8)           (0.4)           (1.6)           (0.8)
Change in bullion inventory                                  (0.8)           (1.5)           (4.8)           (1.5)
Other                                                        (0.4)           (2.1)           (2.2)           (2.9)
                                                        --------------- ---------------- --------------- ---------------
Operating costs for per ounce calculation purposes      $     42.6      $    44.6        $   86.8        $   90.2
                                                        --------------- ---------------- --------------- ---------------
Gold equivalent production - ounces                        204,148        233,722         429,450         473,074
Total cash costs per equivalent ounce of gold           $      209      $     191        $    202        $    191


Details of the individual mine performance are discussed in the following sections.

Fort Knox Mine

The Fort Knox open pit mine, located near Fairbanks, Alaska includes the results of operations for both the True North and Fort Knox open pit mines. Gold equivalent production in the second quarter of 2002 was 89,553 ounces and 182,713 ounces in the first half of 2002, compared with 104,743 ounces in the second quarter of 2001 and 205,090 ounces in the first half of 2001. Total cash costs per equivalent ounce were $253 in the second quarter of 2002 and $255 in the first half of 2002, compared with $193 in the second quarter of 2001 and $189 in the first half of 2001.

Total cash costs per gold equivalent ounce exceeded plan in the second quarter by approximately 13% due primarily to the lower than budgeted mill throughput. The main reason for the shortfall in mill throughput was the poor availability of the haulage fleet that moves the ore from the True North mine to the mill. Even with the addition of a contractor to increase haulage capacity, the operation was unable to deliver the planned tonnage of True North ore to the mill. The contractor has added further haulage capacity as a short term solution. The lower grade of ore processed reflects the decision to process more Fort Knox material to partially offset the delivery problems for the higher grade True North ore. While the problems are being addressed, as can be seen by the declining monthly costs, the decision has been made to replace the Peterbilt tractors with Kenworth's. This approximate $2.1 million expenditure is expected to solve this problem. Since the grade at both operations continue to meet or exceed plan, the resolution of the haulage problems and the continued improvement in maintenance procedures resulting in higher equipment availability, will result in total cash costs continuing to trend downward during the balance of 2002.

                                                          April              May              June         July(e)
                                                          -----              ---              ----         ----
Gold equivalent production (ounces)                      28,028            31,772           29,753        35,616
Total cash cost ($ per gold equivalent ounce)               284               246              232           227
(e) estimated

Gold equivalent production is estimated to be approximately 239,000 ounces at total cash costs of $204 per ounce for the second half of 2002.

Capital expenditures at the Fort Knox operations during the first half of 2002 were $4.5 million compared with $10.3 million during 2001. Capital expenditures during the first half of 2002 were primarily incurred to raise the tailings dam, to engineer, design and start the construction of the tailings thickener project, and to conduct capitalized exploration on the Fort Knox main pit.

At Fort Knox, a major in-pit drilling campaign has been initiated to upgrade existing resources and test extensions of the orebody. To the end of the second quarter roughly one third of the drilling has been completed. Results to date have been encouraging, confirming the existing model and illustrating the extensions of the mineralized zone into both the north and south pit walls. Work will continue through the second half of the year. The assay results to date for this program are available at www.kinross.com.

Hoyle Pond Mine

The Hoyle Pond underground mine is located in Timmins, Ontario. Gold equivalent production in the second quarter of 2002 was 38,067 ounces and 91,543 ounces in the first half of 2002, compared with 36,497 ounces in the second quarter of 2001 and 72,563 ounces in the first half of 2001. Total cash costs per equivalent ounce were $191 in the second quarter of 2002 and $163 in the first half of 2002, compared with $178 in the second quarter of 2001 and $193 in the first half of 2001.

Cash production costs were slightly higher than planned for the first half of 2002 and slightly higher than incurred during the first half of 2001, but higher gold equivalent production more than offset the increased costs. Gold equivalent production and unit costs per ounce for the first half of 2002 were positively affected by an 11% increase in ore processed and an 8% increase in the grade of the ore processed.

Capital expenditures at the Hoyle Pond operations during the first half of 2002 were $4.0 million compared with $4.4 million during 2001. Capital expenditures during the first half of 2002 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Within the Hoyle Pond mine drilling at depth on the B1 vein system continues to intersect impressive mineralization 200 to 275 metres below the 720 metre level and 150 metres below the lowest level of the current resource estimate. In addition exploration work continues on the A vein, beneath the 420 metre level and on the upper and lower porphyry zones.

Effective July 1, 2002, the Company agreed to form a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada. Placer owns 51% of this joint venture and is the operator, while the Company owns 49%. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake and Pamour mines, exploration properties in the Porcupine district, as well as the Bell Creek mill. Future capital, exploration and operating costs will be shared in proportion to each party's ownership interest.

The formation of the joint venture will be accounted in accordance with Section 3055 of the CICA Handbook as an exchange of productive assets in the ordinary course of business. Since these assets were exchanged for an interest in similar assets and there has been no culmination of the earnings process, the exchange will be recorded at the carrying value of the assets contributed.

Kubaka Mine (54.7% Ownership Interest)

The Kubaka open pit mine is located in the Magadan Oblast in the Russian Far East. The Company's share of gold equivalent production in the second quarter of 2002 was 60,396 ounces and 117,041 ounces in the first half of 2002, compared with 50,300 ounces in the second quarter of 2001 and 106,475 ounces in the first half of 2001. Total cash costs per equivalent ounce were $139 in the second quarter of 2002 and $140 in the first half of 2002, compared with $157 in the second quarter of 2001 and $148 in the first half of 2001.

The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were less than plan during the first half of 2002, unchanged from 2001. In the first half of 2002, mill tonnages processed declined by 2%, which was more than compensated by a 12% increase in the grade of the ore processed.

Open pit mining operations at Kubaka will continue until late in the third quarter of 2002. After the open pits are exhausted, gold reserves will be mined in the North High Wall, Center Zone and North Vein using underground mining methods. This program is scheduled to start in the fourth quarter of 2002 and continue through the third quarter of 2003.

Exploration activities at the Birkachan project continued during the quarter as activities focused within and adjacent to the proposed pit area. The Company continues to analyze the results of drilling to date and continues with the process of converting the exploration license at Birkachan to a mining license.

Other Operations

In addition to its primary operating mines, the Company has ownership interests in other locations including the Refugio mine, which is in residual, leach production and the Blanket mine located in Zimbabwe. Gold equivalent production at these locations during the first half of 2002 was 38,153 ounces at total cash costs of $239 per ounce.

With the increase in spot gold prices, the Company and its joint venture partner are reassessing the status of the Refugio mine. The Company has commenced a detailed review of the operating, exploration, capital and working capital requirements to restart operations. Once definitive plans are developed, which is expected to be in the second half of this year, the Company will report back to its stakeholders.

George/Goose Lake Exploration

At Goose Lake located south of Bathurst Inlet in Nunavut Territory, Canada, a 5,734 metre drill program consisting of 26 holes was completed during the second quarter. Significant mineralization was encountered in 19 of the drill holes with additional assays pending on two holes. These results are being evaluated, together with previous exploration results on the George/Goose Lake properties, in the context of the proposed business combination with Echo Bay and TVX Gold. Echo Bay operates the Lupin mine located approximately 175 kilometres west of the George/Goose Lake properties. In addition, the Nunavut Territorial Government is conducting a feasibility study for a port on Bathurst Inlet and a road to the Lupin mine and other resource projects in the area. If constructed this infrastructure has the potential to enhance the economic viability of the George/Goose Lake project. The assay results of this most recent exploration program are available at www.kinross.com.

Other Expenses

General, administration and exploration expenditures were $4.5 million in the second quarter of 2002 and $8.9 million in the first half of 2002, compared with $5.4 million in the second quarter of 2001 and $10.0 million in the first half of 2001. The Company continues to focus on containment of its overhead costs, but anticipates higher exploration spending during the remainder of the year. Exploration activities will increase as the Company completes the exploration programs required to expend the flow through funds raised in late 2001.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization was $19.6 million during the second quarter of 2002 and $41.4 million in the first half of 2002, compared with $23.7 million in the second quarter of 2001 and $43.1 million in the first half of 2001. Depreciation, depletion and amortization have increased to $97 per equivalent ounce of gold sold in the first half of 2002, from $94 in 2001. Depreciation, depletion and amortization increased primarily due to a change in the mix of production at the Fort Knox mine. The True North production has a higher per ounce charge than the Fort Knox production and there was no significant production from the True North mine in the first half of 2001.

Interest Expense on Long-Term Liabilities

Interest expense on long-term liabilities was $1.3 million during the second quarter of 2002 and $2.8 million in the first half of 2002, compared with $2.0 million in the second quarter of 2001 and $4.6 million in the first half of 2001. Interest expense on long-term liabilities during the first half of 2002 is comprised of $0.9 million related to the Fort Knox industrial revenue bonds and capital leases, $1.5 million on the debt component of convertible debentures and the balance on the Kubaka project financing debt. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates.

Provision for Income and Mining Taxes

Provision for income and mining taxes was $1.6 million during the second quarter of 2002 and $3.0 million in first half of 2002, compared with a recovery of $0.9 million in the second quarter of 2001 and an expense of $0.1 million in the first half of 2001. Income taxes during the first half of 2002 comprised of $2.9 million of Russian income taxes and Canadian large corporations tax of $0.1 million.


Dividends on Convertible Preferred Shares of Subsidiary Company

Cumulative dividends accrued on the convertible preferred shares of subsidiary company ("Kinam Preferred Shares") held by non-affiliated shareholders were $0.2 million in the second quarter of 2002 and $1.0 million in the first half of 2002, compared with $1.7 million in the second quarter of 2001 and $3.4 million in the first half of 2001. During the first half of 2002, the Company completed a cash tender offer and acquired 670,722 Kinam Preferred Shares, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The resulting effect of this transaction, combined with the Kinam Preferred Shares acquired in the third quarter of 2001 was to reduce the accrual of dividends to non-affiliated shareholders.

Liquidity and Financial Resources

Operating Activities

Cash flow provided from operating activities was $11.1 million in the second quarter of 2002 and $31.0 million in the first half of 2002, compared with $13.4 million in the second quarter of 2001 and $46.1 million in the first half 2001. Included in the first half 2001 cash flow from operating activities was $21.1 million of cash flow generated upon the restructuring of certain spot deferred forward sales contracts. The first half 2002 cash flow from operating activities was positively affected by lower working capital requirements. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

Financing Activities

During the first quarter of 2002, the Company completed an equity issue and issued 23.0 million common shares from treasury for net proceeds of $18.5 million. The majority of the funds received were used to acquire Kinam Preferred Shares with a book value of $36.5 million for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The debt component of the convertible debentures was reduced by $1.2 million in the second quarter of 2002 and $2.5 million in the first half of 2002, compared with $1.4 million in the second quarter of 2001 and $2.7 million in the first half of 2001.

Long-term debt repayments were $1.7 million in the second quarter of 2002 and $12.2 million in the first half of 2002, compared with $11.8 million in the second quarter of 2001 and $36.1 million during the first half of 2001. Long-term debt repayments during the first half of 2002 were comprised of $9.0 million of the Fort Knox industrial revenue bonds, $2.1 million of capital leases and $1.1 million of Kubaka project financing debt.

The Company did not declare or pay any dividends on the Kinam Preferred Shares during the second quarter or first six months of 2002 or 2001.

As at June 30, 2002, the Company had a $50 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at June 30, 2002, $54.4 million of letters of credit were issued under this facility, which required the Company to restrict $4.4 million of cash as security for the excess letters of credit outstanding. The Company has extended the final maturity date of the operating line of credit to October 3, 2003 and the June 30, 2002 $20.0 million reduction of the facility has been extended to December 31, 2002. The Company is currently in the process of re-marketing this credit facility with the intention of increasing the size and term of this facility.

As at June 30, 2002, the Company's long-term debt consists of $3.1 million relating to the Kubaka project financing, $40.0 million of Fort Knox industrial revenue bonds and various capital leases and other debt of $8.9 million. The current portion of the long-term debt is $20.6 million.

Investing Activities

Capital expenditures were $6.1 million in the second quarter of 2002 and $9.2 million in the first half of 2002, compared to $4.6 million in the second quarter of 2001 and $16.1 million in the first half of 2001. The first half 2002 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 91% of total capital expenditures incurred at these two mines. Capital expenditures were financed out of cash flow from operating activities.

Commodity Price Risks

The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2002 are as follows:

                         Ounces                                     Call Options               Average
                         Hedged                Average                  Sold                    Strike
      Year               000 oz                 Price                  000 oz                   Price
------------------------------------------------------------------------------------------------------------------
      2002                149                    $292                     -                   $    -
      2003                137                     277                   100                      320
      2004                137                     277                    50                      340
      2005                 38                     296                     -                        -
                 -----------------------                       -----------------------
      Total               461                                           150
                 =======================                       =======================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at June 30, 2002 was negative $18.8 million.

In a press release on May 2, 2002 the Company indicated its intent to deliver into its relatively small gold forward sales and not to replace these hedges. Consequently, during the second quarter the ounces of gold hedged declined by 77,000 ounces and call options sold representing 50,000 ounces of gold expired unexercised.

Proposed Combination Involving the Company, TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay")

The Company, TVX and Echo Bay have entered into a combination agreement dated June 10, 2002 as amended July 12, 2002 for the purpose of combining the ownership of their respective businesses. TVX shareholders will receive 6.5 common shares of the Company for each TVX share outstanding and Echo Bay shareholders' will receive 0.52 common shares of the Company for each Echo Bay common share outstanding. Concurrent with the business combination, TVX has agreed to acquire Newmont Mining Corporation's 50% non-controlling interest in the TVX Newmont America's joint venture for $180 million. Echo Bay, a United States registrant, is required to clear the information circular with the Securities and Exchange Commission of the United States ("SEC") before mailing to its shareholders. The draft information circular was filed with the SEC for review on July 16, 2002. The Company will provide shareholders with details of the transaction, in an information circular to be mailed in connection with a special shareholders meeting once this process is finalized.

Outlook

As at June 30, 2002, the Company has $90.2 million of working capital, which includes a strong cash balance and low debt. Kinross anticipates improved performance of its assets in the second half of 2002 with significantly more gold production from Fort Knox at much lower unit total cash costs than in the first half of 2002, expanded output from Timmins as a result of the formation of the Porcupine Joint Venture and continued excellent performance from Kubaka.

The Company's strong working capital position, combined with the cash, working capital and low debt of TVX and Echo Bay will provide Kinross with a solid balance sheet upon completion of the business combination. In addition, Kinross' annual production is expected to increase to approximately 2.0 million ounces at total cash costs of less than $200 per ounce. This will provide strong cash flow from operating activities to be used for future growth opportunities.

Appointment

In keeping with recent corporate governance guidelines proposed by regulatory authorities regarding Board of Directors' independence, Kinross is pleased to announce the appointment of John E. Oliver as Chairman of the Company. Robert M. Buchan, formerly Chairman and CEO, has been appointed President and CEO and Scott A. Caldwell, formerly President and COO, has been appointed Executive Vice President and COO. Mr. Oliver is Executive Managing Director and Co-head Scotia Capital U.S., Bank of Nova Scotia. Mr. Oliver has been a member of the Board of Directors of Kinross since 1995 and has been the Independent Board Leader of Kinross since February 13, 2002.



/s/ Robert M. Buchan
-----------------------------
(signed) Robert M. Buchan
President and Chief Executive Officer
August 1, 2002

Gold Equivalent Production - Ounces

                                                                        Three months ended                  Six months ended
                                                                              June 30,                          June 30,
                                                                     --------------------------        ---------------------------
                                                                         2002         2001                 2002          2001
                                                                     ------------- ------------        ------------- -------------
   Primary operations:
     Fort Knox                                                           89,553      104,743             182,713        205,090
     Hoyle Pond                                                          38,067       36,497              91,543         72,563
     Kubaka (1)                                                          60,396       50,300             117,041        106,475
                                                                     ------------- ------------       ------------- -------------
                                                                        188,016      191,540             391,297        384,128
                                                                     ------------- ------------        ------------- -------------

   Other operations:
     Refugio (2)                                                          2,312       22,799               8,902         48,626
     Blanket                                                             10,956       10,478              20,653         20,647
     Denton-Rawhide (3)                                                   2,864        4,903               6,740          9,306
     Andacollo (3)                                                           -         3,180               1,858          6,762
     Hayden Hill                                                             -           822                  -           1,887
     Guanaco                                                                 -            -                   -           1,718
                                                                     ------------- ------------        ------------- -------------
                                                                         16,132       42,182              38,153         88,946
                                                                     ------------- ------------        ------------- -------------
Total gold equivalent ounces                                            204,148      233,722             429,450        473,074
                                                                     ============= ============        ============= =============

Consolidated production costs
($ per ounce of gold equivalent)
   Cash operating costs                                              $      202     $    186           $     196      $     185
   Royalties                                                                  7            5                   6              6
                                                                     ------------- ------------        ------------- -------------
   Total cash costs                                                         209          191                 202            191
   Reclamation                                                                4            2                   4              2
   Depreciation and amortization                                            101          104                  97             94
                                                                     ------------- ------------        ------------- -------------
   Total production costs                                            $      314    $     297           $     303     $      287
                                                                     ============= ============        ============= =============

(1) Represents the Company's 54.7% ownership interest.

(2) Represents the Company's 50% ownership interest.

(3) Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.

Cash operating costs
($ per ounce of gold
equivalent)

                                                                         Three months ended                  Six months ended
                                                                               June 30,                          June 30,
                                                                     --------------------------        ---------------------------
                                                                         2002         2001                 2002          2001
                                                                     ------------- ------------        ------------- -------------
  Primary operations:
   Fort Knox                                                         $     253     $    193            $     255     $     189
   Hoyle Pond                                                              190          177                  162           192
   Kubaka                                                                  117          140                  119           129
                                                                     ------------- ------------        ------------- -------------
                                                                           197          176                  192           173
                                                                     ------------- ------------        ------------- -------------
  Other operations:
   Refugio                                                                 302          224                  165           228
   Blanket                                                                 267          229                  253           224
   Denton-Rawhide                                                          244          243                  238           255
   Andacollo                                                                 -          248                  287           254
   Hayden Hill                                                               -          247                    -           267
   Guanaco                                                                   -            -                    -           413
                                                                     ------------- ------------        ------------- -------------
                                                                           268          230                  232           236
                                                                     ------------- ------------        ------------- -------------
                                                                     $     202     $    186            $     196     $     185
                                                                     ============= ============        ============= =============
Total cash costs
($ per ounce of gold equivalent)

  Primary operations:
   Fort Knox                                                         $     253     $    193            $     255     $     189
   Hoyle Pond                                                              191          178                  163           193
   Kubaka                                                                  139          157                  140           148
                                                                     ------------- ------------        ------------- -------------
                                                                           204          181                  199           178
                                                                     ------------- ------------        ------------- -------------
  Other operations:
   Refugio                                                                 320          237                  182           241
   Blanket                                                                 271          233                  258           226
   Denton-Rawhide                                                          251          243                  243           256
   Andacollo                                                                 -          254                  295           259
   Hayden Hill                                                               -          260                    -           277
   Guanaco                                                                   -            -                    -           436
                                                                     ------------- ------------        ------------- -------------
                                                                           274          238                  239           245
                                                                     ------------- ------------        ------------- -------------
                                                                     $     209     $    191            $     202     $     191
                                                                     ============= ============        ============= =============

Gold Production and Cost Summary

                                                                         Three months ended                 Six months ended
                                                                              June 30,                          June 30,
                                                                     ---------------------------       ---------------------------
                                                                         2002          2001                2002          2001
                                                                     ------------- -------------       ------------- -------------
Fort Knox
   Tonnes milled/crushed (000's) (1)                                    3,237.3       3,576.5             6,782.7       6,879.6
   Grade (grams per tonne)                                                 1.01          1.06                0.99          1.08
   Recovery                                                                  85%           86%                 84%           86%
   Gold equivalent production to dore (2)                                89,553       104,743              182,713       205,090
   Per ounce:
    Total cash costs                                                 $      253    $      193          $       255   $       189
    Depreciation, depletion and amortization                                115           104                  112            93
    Site restoration cost accruals                                            2             3                    3             3
                                                                     ------------- -------------       ------------- -------------
    Total production costs                                           $      370    $      300          $       370   $       285
                                                                     ============= =============       ============= =============
Hoyle Pond
   Tonnes milled/crushed (000's) (1)                                      120.8         103.9                243.5         218.6
   Grade (grams per tonne)                                                11.15         12.43                13.00         12.00
   Recovery                                                                  88%           88%                  90%           86%
   Gold equivalent production to dore (2)                                38,067        36,497               91,543        72,563
   Per ounce:
    Total cash costs                                                 $      191    $      178          $       163   $       193
    Depreciation, depletion and amortization                                 63            93                   78            96
    Site restoration cost accruals                                            8             3                    7             1
                                                                     ------------- -------------       ------------- -------------
    Total production costs                                           $      262    $      274          $       248   $       290
                                                                     ============= =============       ============= =============
Kubaka (3)
   Tonnes milled/crushed (000's) (1)                                      221.3         216.6                430.3         439.4
   Grade (grams per tonne)                                                15.67         13.34                15.61         13.89
   Recovery                                                                  98%           98%                  98%           98%
   Gold equivalent production to dore (2)                                60,396        50,300               117,041       106,475
   Per ounce:
    Total cash costs                                                 $      139    $      157          $        140  $        148
    Depreciation, depletion and amortization                                 84           102                    84           101
    Site restoration cost accruals                                            3             -                     3             -
                                                                     ------------- -------------       ------------- -------------
    Total production costs                                           $      226    $      259          $        227  $        249
                                                                     ============= =============       ============= =============

Refugio (4)
    Tonnes milled/crushed (000's) (1)                                        -        1,786.7                    -        4,643.9
    Grade (grams per tonne)                                                  -           0.91                    -           0.95
    Recovery                                                                 -             64%                   -             64%
    Gold equivalent production to dore (2)                               2,312         22,799                8,902         48,626
    Per ounce:
     Total cash costs                                                $     320     $      237          $       182   $        241
     Depreciation, depletion and amortization                                -              -                    -              -
     Site restoration cost accruals                                          -              -                    -              -
                                                                     ------------- -------------       ------------- -------------
     Total production costs                                          $     320     $      237          $       182   $        241
                                                                     ============= =============       ============= =============
Blanket
    Tonnes milled/crushed (000's) (1)                                    298.7          312.9                579.7          588.5
    Grade (grams per tonne)                                               1.65           1.57                 1.64           1.58
    Recovery                                                                69%            66%                  67%            69%
    Gold equivalent production to dore (2)                              10,956         10,478               20,653         20,647
    Per ounce:
     Total cash costs                                                $     271     $      233          $       258   $        226

(1)  Tonnes milled/crushed represents 100% of mine production
(2)  Gold equivalent to dore represents the Company's share
(3)  54.7% ownership interest
(4)  50% ownership interest

Consolidated Balance Sheets
(expressed in millions of U.S. dollars)(unaudited)

                                                                                                  As at                As at
                                                                                                 June 30            December 31
                                                                                                  2002                 2001
                                                                                             ----------------     ----------------
                                                                                                                    (Re-stated)
Assets
   Current assets
      Cash and cash equivalents                                                               $    93.6             $   81.0
      Restricted cash                                                                               4.4                    -
      Accounts receivable and other assets                                                         18.4                 13.8
      Inventories                                                                                  36.1                 42.4
      Marketable securities                                                                         0.3                  1.5
                                                                                             ----------------     ----------------
                                                                                                  152.8                138.7
   Property, plant and equipment (Note 4)                                                         364.7                415.0
   Long - term investments                                                                         13.2                 12.9
   Deferred charges and other assets                                                                9.4                 11.0
                                                                                             ----------------     ----------------
                                                                                              $   540.1             $  577.6
                                                                                             ================     ================
Liabilities
   Current liabilities
      Accounts payable and accrued liabilities                                                $    31.9             $   31.0
      Current portion of long - term debt                                                          20.6                 33.1
      Current portion of site restoration cost accruals                                            10.1                 12.6
                                                                                             ----------------     ----------------
                                                                                                   62.6                 76.7

   Long-term debt                                                                                  31.4                 31.0
   Site restoration cost accruals                                                                  44.6                 43.0
   Future income and mining taxes                                                                   3.5                  3.3
   Deferred revenue                                                                                 7.1                  9.6
   Other long-term liabilities                                                                      6.2                  6.0
   Debt component of convertible debentures                                                        24.9                 26.0
   Redeemable retractable preferred shares                                                          2.5                  2.4
                                                                                             ----------------     ----------------
                                                                                                  182.8                198.0
                                                                                             ----------------     ----------------

Convertible preferred shares of subsidiary company (Note 4)                                        12.4                 48.0
                                                                                             ----------------     ----------------
Common shareholders' equity
   Common share capital                                                                           965.0                945.7
   Contributed surplus                                                                             12.9                 12.9
   Equity component of convertible debentures                                                     129.1                124.8
   Deficit                                                                                       (739.6)              (723.2)
   Cumulative translation adjustments                                                             (22.5)               (28.6)
                                                                                             ----------------     ----------------
                                                                                                  344.9                331.6
                                                                                             ----------------     ----------------
Contingencies (Note 8)                                                                       $    540.1           $    577.6
                                                                                             ================     ================

Consolidated Statements of Operations
For the three and six months ended June 30
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

                                                                            Three months ended                Six months ended
                                                                                  June 30,                        June 30,
                                                                     --------------------------------    ------------------------
                                                                          2002              2001             2002          2001
                                                                     -------------    ---------------    ------------  ----------
                                                                                        (Re-stated                     (Re-stated
                                                                                         - Note 2)                      - Note 2)
Revenue
            Mining revenue                                           $      59.2      $       70.7       $    128.0    $    134.8
            Interest and other income                                        6.5               2.9              7.7           5.4
            Mark-to-market (loss) gain on call options                      (0.6)             (0.7)            (1.6)          2.4
                                                                     -------------    ---------------     ------------  ------------
                                                                            65.1              72.9            134.1         142.6
                                                                     -------------    ---------------     ------------  ------------
Expenses
            Operating                                                       41.1              46.6             87.9          91.3
            General and administrative                                       2.5               2.9              4.8           5.6
            Exploration and business development                             2.0               2.5              4.1           4.4
            Depreciation, depletion and amortization                        19.6              23.7             41.4          43.1
                                                                     -------------    ---------------     ------------  ------------
                                                                            65.2              75.7            138.2         144.4
                                                                     -------------    ---------------     ------------  ------------

Loss before the undernoted                                                  (0.1)             (2.8)            (4.1)         (1.8)
            Gain on sale of assets                                           1.2                 -              1.5             -
            Foreign exchange (loss) gain                                    (2.2)             (1.6)            (3.0)         (0.4)
            Share in (loss) income of investee companies                    (0.1)             (0.3)             0.2          (0.7)
            Interest expense on long-term liabilities                       (1.3)             (2.0)            (2.8)         (4.6)
                                                                     -------------    ---------------     ------------  ------------

Loss before taxes and dividends on convertible
     preferred shares of subsidiary company                                 (2.5)             (6.7)            (8.2)         (7.5)

Provision for income and mining taxes                                       (1.6)              0.9             (3.0)         (0.1)
                                                                     -------------    ---------------     ------------  ------------
Loss for the period before dividends on convertible
     preferred shares of subsidiary company                                 (4.1)             (5.8)           (11.2)         (7.6)

Dividends on convertible preferred shares of subsidiary
     company                                                                (0.2)             (1.7)            (1.0)         (3.4)
                                                                     -------------    ---------------     ------------  ------------

Net loss for the period                                                     (4.3)             (7.5)           (12.2)        (11.0)

Increase in equity component of convertible debentures                      (2.1)             (1.9)            (4.2)         (3.8)
                                                                     -------------    ---------------     ------------  ------------
Net loss attributable to common shares                               $      (6.4)     $       (9.4)       $   (16.4)    $   (14.8)
                                                                     =============    ===============     ============  ============
Net loss per share
     Basic and diluted                                               $     (0.02)     $      (0.03)       $   (0.05)    $   (0.05)
Weighted average number common shares outstanding                          358.1             301.2            352.4         301.1
Total outstanding and issued common shares at June 30                                                         358.3         301.7


Consolidated Statement of Common Shareholders Equity
For the six months ended June 30, 2002
(expressed in millions of U.S. dollars)(unaudited)

                                                                                                       Cumulative
                                 Common         Contributed         Convertible                        Translation
                                 Shares           Surplus           Debentures          Deficit        Adjustments         Total
                              -------------    --------------    ------------------   -----------    ----------------   -----------
                                                                                      (Re-stated
                                                                                       - Note 2)
Balance, December 31, 2001    $   945.7        $    12.9         $     124.8          $  (723.2)     $   (28.6)          $   331.6
Issuance of common shares          19.3               -                   -                  -              -                 19.3
Increase in equity component
  of convertible debentures          -                -                  4.3               (4.2)            -                  0.1
Net loss for the period              -                -                   -               (12.2)            -                (12.2)
Cumulative translation
  adjustments                        -                -                   -                  -             6.1                 6.1
                              -------------    --------------    ------------------   -----------    ----------------   -----------
Balance, June 30, 2002        $   965.0        $    12.9         $     129.1          $  (739.6)     $   (22.5)          $   344.9
                              =============    ==============    ==================   ===========    ================   ===========

Consolidated Statements of Cash Flows

For the three and six months ended June 30
(expressed in millions of U.S.dollars)
(unaudited)

                                                                            Three months ended                Six months ended
                                                                                  June 30,                        June 30,
                                                                      --------------------------------    -------------------------
                                                                          2002              2001             2002          2001
                                                                      -------------    ---------------    ------------  -----------
Net inflow (outflow) of cash related to the following                                   (Re-stated                      (Re-stated
activities:                                                                              - Note 2)                       - Note 2)
Operating:
  Loss for the period before dividends on convertible preferred       $    (4.1)       $     (5.8)        $  (11.2)     $   (7.6)
  shares of subsidiary company

  Items not affecting cash:
   Depreciation, depletion and amortization                                19.6              23.7             41.4          43.1
   Deferred revenue realized                                                1.4               1.5              1.6           0.1
   Site restoration cost accruals                                          (1.1)                -             (1.4)            -
   Other                                                                   (0.4)             (4.1)            (1.2)         (6.7)
                                                                      -------------    ---------------     ------------  ----------
                                                                           15.4              15.3             29.2          28.9
  Proceeds on restructuring of gold forward sales contracts                   -                 -                -          21.1
   Site restoration cash expenditures                                      (1.5)             (1.4)            (2.6)         (2.6)
  Changes in non-cash working capital items
   Accounts receivable and other assets                                    (5.6)              4.3             (1.0)          1.7
   Inventories                                                              2.1               4.4              3.6           4.7
   Marketable securities                                                    1.0                 -              2.5             -
   Accounts payable and accrued liabilities                                (1.9)             (8.9)            (2.7)         (6.8)
  Effect of exchange rate changes on cash                                   1.6              (0.3)             2.0          (0.9)
                                                                      -------------    ---------------     ------------  ----------
Cash flow provided from operating activities                               11.1              13.4             31.0          46.1
                                                                      -------------    ---------------     ------------  ----------
Financing:
  Issuance of common shares, net                                            0.3               0.3             19.3           0.5
  Acquisition of preferred shares of subsidiary company                    (0.3)                -            (11.4)            -
  Reduction of debt component of convertible debentures                    (1.2)             (1.4)            (2.5)         (2.7)
  Repayment of debt                                                        (1.7)            (11.8)           (12.2)        (36.1)
                                                                      -------------    ---------------     ------------  ----------
Cash flow used in financing activities                                     (2.9)            (12.9)            (6.8)        (38.3)
                                                                      -------------    ---------------     ------------  ----------
Investing:
  Additions to property, plant and equipment                               (6.1)             (4.6)            (9.2)        (16.1)
  Long-term investments and other assets                                    1.9              (0.7)             1.9          (2.4)
  Proceeds from the sale of property, plant and equipment                     -               0.4              0.1           1.4
  (Increase) decrease in restricted cash                                   (0.4)                -             (4.4)          2.9
                                                                      -------------    ---------------     ------------  ----------

Cash flow used in investing activities                                     (4.6)             (4.9)           (11.6)        (14.2)
                                                                      -------------    ---------------     ------------  ----------
Increase (decrease) in cash and cash equivalents                            3.6              (4.4)            12.6          (6.4)

Cash and cash equivalents, beginning of period                             90.0              75.8             81.0          77.8
                                                                      -------------    ---------------     ------------  ----------
Cash and cash equivalents, end of period                              $    93.6        $     71.4          $  93.6       $  71.4
                                                                      =============    ===============     ============  ==========
Supplementary disclosure of cash flow information:
  Cash paid for:         Interest                                     $     3.4        $      5.6          $   4.0       $   6.9
                         Income taxes                                 $     0.9        $      0.3          $   1.3       $   0.9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.   Basis of Presentation

     The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2001, except for those indicated below.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2001.

2.   New Pronouncements

     Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated redeemable retractable preferred shares were translated to U.S dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively with prior year comparative amounts restated. The effects on the consolidated financial statements are as follows:

     ---------------------------------------------------------------------------
     Change in Statement of Operations and Deficit amounts:
     ($ millions)
     ---------------------------------------------------------------------------
          Increase in foreign exchange loss for the six months ended June 30, 2001                    0.1

          Increase in net loss for the six months ended June 30, 2001                                 0.1

          Decrease in deficit - December 31, 2000                                                     2.2

          Decrease in deficit - December 31, 2001                                                     2.8

3.   Financial Instruments

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

     Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first half of 2002, the mark-to-market adjustments increased the liability by $1.6 million.

4.   Acquisition of Convertible Preferred Shares of Subsidiary Company

     During 2001, the Company acquired 945,400 convertible preferred shares of subsidiary company with a carrying value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

     The Company completed an equity offering in February, 2002, and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised were used to complete a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Kinam Preferred Shares tendered had a book value of $36.5 million and were purchased by the Company for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with these transactions was applied against the carrying value of certain property, plant and equipment.

5.   Stock options

     Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

     The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

     Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $16.5 million and pro forma EPS would have remained at loss of $0.05 per share for the six month period ended June 30, 2002. The fair value of the options granted during the six month period ended June 30, 2002 is estimated to be $0.1 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the six months period ended June 30, 2002: dividend yield of 0%, expected volatility of 63% risk-free interest rate of 4.7% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation of its proforma earnings per share for the period.

6.   Segmented Information

     The Company operates five gold mines: Hoyle Pond, located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska, United States; Blanket, located in Zimbabwe; and Refugio (50% ownership), located in Chile. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. See Note 15 to the 2001 Kinross Annual Report. In addition, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

                                                           Reportable Operating Segments
                                             --------------------------------------------------------------     Corporate
                                             Hoyle     Kubaka    Fort Knox      Blanket   Refugio   E-Crete     and Other    Total
                                             -----     ------    ---------    ---------   -------   -------     ----------  -------
As at June 30, 2002 for the six months ended June 30, 2002:                                                        (b)
Mining revenue                               $ 29.9    $ 33.2    $ 63.0            -      $  3.1        -       $   (1.2)   $ 128.0
Interest revenue                                  -       0.1         -            -           -        -            0.6        0.7
Interest expense                                  -       0.2       0.9            -         0.1      0.2            1.4        2.8
Depreciation, depletion and amortization        8.7       9.8      23.3            -           -      0.8           (1.2)      41.4
Segment profit (loss)                           3.7       8.5     (13.4)           -         6.6     (2.2)         (13.1)      (9.9)
Segment assets                                 86.2      61.7     300.0            -        12.9      8.2           71.1(a)   540.1
Capital expenditures                            4.0       0.1       4.5            -           -      0.4            0.2        9.2

As at June 30, 2001 for the six months ended June 30, 2001:                                                        (b)
Mining revenue                               $ 19.8    $ 30.2    $ 55.8       $  5.7      $ 13.0        -       $   10.3    $ 134.8
Interest revenue                                  -       0.8         -          0.5         0.1        -            1.9        3.3
Interest expense                                  -       0.7       2.1            -           -      0.2            1.6        4.6
Depreciation, depletion and amortization        7.2      12.0      19.4          1.2           -      0.2            3.1       43.1
Segment profit (loss)                          (3.0)      1.7      (5.3)         0.2         1.8     (1.5)          (0.7)      (6.8)
Segment assets                                 91.7      96.0     335.6         12.8        11.1      8.3           95.1(a)   650.6
Capital expenditures                            4.4       0.4      10.3          0.2           -      0.4            0.4       16.1

For the three months ended June 30, 2002:                                                                          (b)
Mining revenue                               $ 12.4    $ 18.0    $ 30.0            -      $  0.9        -       $   (2.1)   $  59.2
Interest revenue                                  -       0.1         -            -           -        -            0.2        0.3
Interest expense                                  -       0.1       0.3            -         0.1      0.1            0.7        1.3
Depreciation, depletion and amortization        4.0       5.1      10.9            -           -      0.4           (0.8)      19.6
Segment profit (loss)                           0.4       5.0      (5.5)           -         5.6     (1.0)          (8.1)      (3.6)
Capital expenditures                            2.3         -       3.5            -           -      0.2            0.1        6.1

For the three months ended June 30, 2001:                                                                          (b)
Mining revenue                               $ 10.3    $ 16.0    $ 29.6       $   3.1     $  6.3        -       $    5.4    $  70.7
Interest revenue                                  -       0.4         -           0.3        0.1        -            1.2        1.8
Interest expense                                  -       0.3       0.9            -           -      0.1            0.7        2.0
Depreciation, depletion and amortization        3.7       6.5      11.2           0.6          -      0.1            1.6       23.7
Segment profit (loss)                          (1.0)      0.8      (3.2)          0.4        0.6     (0.8)          (3.2)      (6.4)
Capital expenditures                            1.4       0.2       2.4           0.1          -      0.4            0.1        4.6

(a) includes $78.3 million (2001 - $48.5 million) in cash and cash equivalents held at the Corporate level
(b) includes Corporate and other non core mining operations

Reconciliation of reportable operating segment (loss) profit to net loss for the period:

                                                                             Three months                        Six months
                                                                            ended June 30,                     ended June 30,
                                                                      --------------------------------    -------------------------
                                                                          2002              2001             2002          2001
                                                                      -------------    ---------------    ------------  -----------
Segment loss                                                          $        4.5     $      (3.2)             3.2          (6.1)
Add (deduct) items not included in segment (loss) profit:
  Corporate and other                                                         (8.1)           (3.2)           (13.1)         (0.7)
                                                                      -------------    ---------------    ------------  -----------

                                                                              (3.6)           (6.4)            (9.9)         (6.8)

Gain on sale of assets                                                         1.2              -               1.5            -
Share in income (loss) of investee companies                                  (0.1)           (0.3)             0.2          (0.7)
(Provision for) recovery of income taxes                                      (1.6)            0.9             (3.0)         (0.1)
Dividends on convertible preferred shares of subsidiary company               (0.2)           (1.7)            (1.0)         (3.4)
                                                                      -------------    ---------------    ------------  -----------
Net loss for the period                                               $       (4.3)    $      (7.5)           (12.2)    $    (11.0)
                                                                      =============    ===============    ============  ===========

Enterprise - wide disclosure:
Geographic information:

                                               Mining revenue                                         Mineral properties
                                Three months               Six months                                 plant and equipment
                                ended June 30,             ended June 30,                   --------------------------------------
                           -----------------------    -----------------------                            As at June 30,
                             2002          2001          2002         2001                          2002               2001
                           --------     ----------    ---------    ----------               ------------------     ---------------
United States              $   28.2     $    33.5     $    61.5    $    63.5                    $    249.2            $  329.0
Russia                         18.0          15.8          33.2         30.0                          20.9                43.0
Chile                           0.9           6.3           3.1         13.4                             -                   -
Other                             -           3.3             -          5.8                           5.2                14.9
                           --------     ----------    ---------    ----------               ------------------     ---------------
Total foreign                  47.1          58.9          97.8        112.7                         275.3               386.9
Canada                         12.1          11.8          30.2         22.1                          89.4                92.2
                           --------     ----------    ---------    ----------               ------------------     ---------------
Total                      $   59.2     $    70.7     $   128.0    $   134.8                    $    364.7            $  479.1
                           ========     ==========    =========    ==========               ==================     ===============

7.   (Loss) Earnings per Share

         (Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method in 2001. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the six month period was $1.52 (2001 - $0.62).

                                                                                           2002                  2001
                                                                                           ----                  ----
     Weighted average number of common shares outstanding at June 30th                   352,426               301,151

     Add:  Options, warrants and participating securities as if issued, exercised and outstanding at January 1st
         Options                                                                           6,710                 3,393
         Restricted shares                                                                     2                     -
         Convertible debentures (a)                                                       14,651                14,651
         Redeemable retractable preferred shares (b)                                       3,175                 3,175
         Convertible preferred shares of subsidiary company                                1,086                 8,926
                                                                                    -------------------    ----------------
     Weighted average number of common shares used for diluted earnings
         per share.                                                                       378,050               331,296
                                                                                    ===================    ================

     (a) Convertible debentures - $128.9 million (Cdn. $195.8 million) principal issued and outstanding

     (b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding

     (c) Convertible preferred shares of subsidiary company - 223,878 shares issued and outstanding to non-affiliated shareholders as at June 30, 2002.


8.   Contingencies

     Binding arbitration has ruled in favour of Compania Minera Maricunga ("CMM") on claims against Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation, and Fluor Daniel Wright Ltd. ("Fluor") for damages relating to the original construction of the Refugio gold mine in northern Chile. The arbitrator has concluded that Fluor was "grossly negligent" in certain aspects of the construction of the Refugio facilities and has determined a net award in favour of CMM for US$20 million plus interest accumulated from July 1999 for a net amount of $23.6 million. Fluor decided to contest the arbitrators ruling in the Chilean Appellate Court. Fluor has only contested the "consequential damages" portion of the arbitrators ruling, which is approximately half of the net settlement. Oral and written arguments were presented to the Chilean Appellate Court on July 2, 2002. The appellate court is expected to render a decision within two months. The Company has recorded its proportionate share of the net award that is not being contested of approximately $5.5 million.

     In addition, there have been no further developments in the legal claims disclosed in the year end and the first quarter interim report to shareholders.

9.   2001 figures

     Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

10.  Subsequent Event

     Effective July 1, 2002, the Company agreed to form a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada. Placer owns 51% of this joint venture and is the operator, while the Company owns 49%. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake and Pamour mines, exploration properties in the Porcupine district, as well as the Bell Creek mill. Future capital, exploration and operating costs will be shared in proportion to each party's ownership interest.

     The formation of the joint venture will be accounted for in accordance with
     Section 3055 of the CICA Handbook as an exchange of productive assets in the ordinary course of business. Since these assets were exchanged for an interest in similar assets and there has been no culmination of the earnings process, the exchange will be recorded at the carrying value of the assets contributed.


11.  Business Combination with TVX and Echo Bay

     The Company, TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") have entered into a combination agreement dated June 10, 2002, as amended July 12, 2002 for the purpose of combining the ownership of their respective businesses. Echo Bay, a United States registrant, is required to clear the information circular with the Securities and Exchange Commission of the United States ("SEC"), before mailing to its shareholders. The draft information circular was filed with the SEC for review on July 16, 2002. The Company will provide shareholders with details of the transaction in an information circular to be mailed in connection with a special shareholders meeting once this process is finalized.

     TVX shareholders will receive 6.5 common shares of the Company for each TVX share outstanding and Echo Bay shareholders' will receive 0.52 common shares of the Company for each Echo Bay common share outstanding. Concurrent with the business combination, TVX has agreed to acquire Newmont Mining Corporation's 50% non-controlling interest in the TVX Newmont America's joint venture for $180 million.

DIRECTORS

John A. Brough
President
Torwest Inc.

Robert M. Buchan
President and Chief Executive Officer
Kinross Gold Corporation

Arthur H. Ditto
Vice Chairman
Kinross Gold Corporation

John M.H. Huxley
Principal
Algonquin Power Corporation

John A. Keyes
Retired Mining Executive

Cameron A. Mingay
Partner
Cassels, Brock & Blackwell LLP

John E. Oliver
Executive Managing Director and Co-head
Scotia Capital U.S.
Bank of Nova Scotia

OFFICERS

John E. Oliver
Chairman

Arthur H. Ditto
Vice Chairman

Robert M. Buchan
President and Chief Executive Officer

Scott A. Caldwell
Executive Vice President and Chief Operating Officer

John W. Ivany
Executive Vice President



                                      -23

Brian W. Penny
Vice President, Finance and Chief Financial Officer

Jerry W. Danni
Vice President, Environmental Affairs

Christopher T. Hill
Vice President, Treasurer

Gordon A. McCreary
Vice Prsident, Investor Relations and Corporate Development

Ronald W. Stewart
Vice President, Exploration

Allan D. Schoening
Vice President, Human Resources and Community Relations

Shelley M. Riley
Corporate Secretary

CORPORATE OFFICE

52ND Floor, Scotia Plaza,
40 King St. West,
Toronto, Ontario
Canada  M5H 3Y2
Tel: (416) 365-5132
Fax. (416) 363-6622
Email: info@kinross.com
Website: www.Kinross.com

U.S. OFFICE

Suite 100
802 E. Winchester,
Murray, UT   84107
Tel: (801) 290-1101
Fax: (801)290-1102

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada,
Toronto, Ontario
Tel: (416) 981-9633 or 1(800)663-9097

Computershare Trust Company Inc.
Denver, Colorado
Tel: (303) 986-5400

                                    SIGNATURE




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           KINROSS GOLD CORPORATION




                                           Signed:   /s/ Shelley M. Riley
                                                  ------------------------------
                                                  Shelley M. Riley
                                                  Corporate Secretary





August 29, 2002















                                      -25-